UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 6)

rue21, inc.

Name of Subject Company (issuer)

rue21, inc.

Rhodes Holdco, Inc.

Apax VIII-A L.P.

Apax VIII-B L.P.

Apax VIII-1 L.P.

Apax VIII-2 L.P.

Apax VIII GP L.P. Inc.

Apax VIII GP Co. Limited

(Names of Filing Persons (other person(s))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

781295100

(CUSIP Number of Class of Securities)

Stacy Siegal Senior Vice President, General Counsel and Chief Administrative Officer and Corporate Secretary rue21, inc. 800 Commonwealth Drive Warrendale, PA 15086 (724) 776-9780	Alex Pellegrini Apax Partners, L.P. 601 Lexington Avenue 53rd Floor New York, New York 10022 (212) 753 6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

David Fox David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Ryerson Symons Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

TRANSACTION VALUATIONS*	AMOUNT OF FILING FEE**
$1,056,027,240.51	$144,042.12

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
**	$144,561.65 was previously paid

In accordance with Exchange Act Rule 0-11(c), the filing fee of $144,042.12 was determined by multiplying 0.0001364 by the aggregate merger consideration of $1,056,027,240.51. The aggregate merger consideration was calculated as the sum of (a) 23,508,312 shares of Common Stock multiplied by the merger consideration of $42.00 per share; (b) 1,606,821 shares of Common Stock issuable upon the exercise of options to purchase Common Stock multiplied by the difference between $42.00 and the weighted average exercise price of $21.69 per share of such options, (c) 363,112 shares issuable upon settlement of restricted stock units multiplied by the merger consideration of $42.00 per share, (d) 3,675 shares issuable upon settlement of deferred stock units multiplied by the merger consideration of $42.00 per share, and (e) 491,394 shares issuable upon settlement of performance share units multiplied by the merger consideration of $42.00 per share (assuming unearned performance share units will be settled for the maximum number of shares subject to such awards of performance share units).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $144,561.65	Filing Party: rue21, inc.

Form or Registration No.: Schedule 14A	Date Filed: June 21, 2013

Introduction

This Amendment No. 6 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Amendment No. 6”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) rue21, inc., a Delaware corporation (“rue21” or the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Shares”) that is subject to the Rule 13E-3 transaction, (ii) Rhodes Holdco, Inc., a Delaware corporation (“Parent”), (iii) Apax VIII-A L.P., a Guernsey limited partnership, Apax VIII-B L.P., a Guernsey limited partnership, Apax VIII-1 L.P., a Guernsey limited partnership and Apax VIII-2 L.P., a Guernsey limited partnership (collectively, the “Apax Investors”) and (iv) Apax VIII GP L.P. Inc., a Guernsey limited partnership and Apax VIII GP Co. Limited (collectively, and together with the Apax Investors, the “Apax Entities”).

On May 23, 2013, the Company, Parent and Rhodes Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 10, 2013, Merger Sub was merged with and into rue21, with rue21 continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

Merger Sub is no longer a Filing Person because it was merged with and into rue21.

rue21 filed a definitive proxy statement (the “Definitive Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 20, 2013, pursuant to which the rue21 board of directors solicited proxies from stockholders of rue21 in connection with the Merger, including to adopt the Merger Agreement. rue21 filed a supplement to the Definitive Proxy Statement on September 13, 2013 (the “First Proxy Statement Supplement”, together with the Definitive Proxy Statement, the “Proxy Statement”). The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each item in this Amendment No. 6 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

This Amendment No. 6 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Amendment No. 6.

All information contained in, or incorporated by reference into, this Amendment No. 6 concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information.

Regulation M-A Item 1011

(c)	Item 15(c) is hereby amended and supplemented as follows:

On September 19, 2013, at a special meeting of rue21’s stockholders, the Merger Agreement was adopted by (i) the holders of at least a majority of the shares of the Company’s common stock outstanding and entitled to vote at the special meeting and (ii) the holders of at least majority of the shares of the Company’s common stock not beneficially owned, directly or indirectly, by Parent, Merger Sub, Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P. and Apax VIII-2 L.P., SKM Equity Fund II, L.P., SKM Investment Fund II or any executive officer or director of the Company who, prior to the date of the special meeting, had entered into any contract with Parent or any of its affiliates providing for the consideration to be received by such executive officer or director in the Merger to be different from that paid to other holders of the shares of the Company’s common stock pursuant to the terms of the Merger Agreement.

On October 10, 2013, rue21 filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into rue21, with rue21 continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding share of common stock, par value $.001 per share, of rue21was cancelled and automatically converted into the right to receive $42.00 per share in cash, without interest (except for (i) shares owned by Parent, Merger Sub, rue21 or any direct or indirect wholly-owned subsidiary of Parent or rue21, and in each case not held on behalf of third parties, (ii) shares as otherwise agreed to in writing before the effective time of the Merger between Parent or its affiliates and the holder of such shares, and (iii) shares owned by shareholders who did not vote in favor of adoption of the Merger Agreement or consented thereto in writing and who have properly demanded and not withdrawn a demand for appraisal).

As a result of the Merger, the common stock ceased trading on the Nasdaq stock exchange and became eligible for termination of registration under the Exchange Act. Accordingly, rue21 has filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of rue21 (included in rue21’s Schedule 14A filed with the Securities and Exchange Commission on August 20, 2013, and incorporated by reference herein) and First Proxy Statement Supplement (included in rue21’s Schedule 14A filed with the Securities and Exchange Commission on September 13, 2013, and incorporated by reference herein (together, the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated as part of the Proxy Statement).

(a)(3)	Press release, dated May 23, 2013 (incorporated herein by reference to Exhibit 99.1 to rue21’s Form 8-K filed with the Securities and Exchange Commission on May 23, 2013).

(b)(1)*	Equity Commitment Letter, dated May 23, 2013, by and among Parent and the Apax Investors.

(b)(2)*	Equity Commitment Letter, dated May 23, 2013, by and among the Company, Parent and the Apax Investors.

(b)(3)*	Debt Commitment Letter, dated May 23, 2013, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA and Merger Sub.

(c)(1)	Opinion of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated May 22, 2013 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 2, 2012.

(c)(3)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 8, 2012.

(c)(4)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated November 16, 2012.

(c)(5)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated December 1, 2012.

(c)(6)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated January 22, 2013.

(c)(7)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 22, 2013.

(c)(8)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated April 27, 2013.

(c)(9)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21, dated May 18, 2013.

(c)(10)*	Presentation of Perella Weinberg Partners LP to the special committee of the board of directors of rue21 and the board of directors of rue21, dated May 22, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of May 23, 2013, by and among Parent, Merger Sub and rue21 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Support Agreement, dated as of May 23, 2013, by and among SKM Equity Fund II, L.P., SKM Investment Fund II, rue21 and Parent (incorporated herein by reference to Annex B of the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D of the Proxy Statement).

*	Previously filed with Schedule 13E-3 on June 21, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUE21, INC.

By:	/s/ Stacy Siegal
Name:	Stacy Siegal
Title:	Senior Vice President, General
Counsel and Chief Administrative
Officer and Corporate Secretary

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RHODES HOLDCO, INC.

By:	/s/ Alex Pellegrini
Name:	Alex Pellegrini
Title:	Vice President

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-A L.P.

By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-B L.P.

By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-1 L.P.

By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII-2 L.P.

By:	Apax VII GP L.P. Inc.
Its General Partner

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII GP L.P. INC.

By:	Apax VIII GP Co. Limited
Its General Partner

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX VIII GP CO. LIMITED

By:	/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Dated: October 16, 2013

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